Vanessa J. Schoenthaler Direct: (212) 980-7208 vanessa.schoenthaler@saul.com www.saul.com

May 10, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Belpointe PREP, LLC Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of Belpointe PREP, LLC (the “Company”), we are submitting a draft registration statement on Form S-11 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential nonpublic review. The date of the first sale of the Company’s common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, was October 7, 2021. The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 48 hours prior to the anticipated date of effectiveness for the Registration Statement.

Should you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at (212) 980-7208.

Very truly yours,

/s/ Vanessa J. Schoenthaler
Vanessa J. Schoenthaler

cc:	Brandon E. Lacoff, CEO, Belpointe PREP, LLC

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